Exhibit 21.1

AEP INDUSTRIES INC.

LIST OF SUBSIDIARIES OF AEP INDUSTRIES INC.

AT AUGUST 11, 2011

Subsidiary		Country of Incorporation
1.	AEP Canada Inc.	Canada

2.	AEP Industries (NZ) Limited	New Zealand

3.	AEP Industries Packaging (Espana) SA	Spain

4.	AEP Industries Finance Inc.	United States